(ii)

Fidelity Bond Resolutions from the April 19, 2023 Board Meeting on behalf of the Eaton Vance Funds

RESOLVED:	That after due consideration of all relevant factors, including, but not limited to, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made with the Fund’s Custodian for the custody and safekeeping of such assets, and the nature of the securities held by the Fund, it is determined that the Fund’s participation in the joint Fidelity Bond provided by the ICI Mutual Insurance Company to all Eaton Vance Funds and Eaton Vance and its related entities in the amount of $73 million is approved;

FURTHER
RESOLVED:	That the Amended and Restated Fidelity Bond Premium Sharing Agreement (the “Agreement”) by and between the Fund and certain other named insureds under the aforementioned joint insured bond, which provides that in the event recovery is received under the bond as a result of loss sustained by the Fund and one or more other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided a single insured bond with the minimum coverage required by Paragraph (d)(1) of Rule 17g-1 under the 1940 Act, is approved, and that any officer of the Fund is authorized to execute said Agreement; and

FURTHER
RESOLVED:	That the Chief Compliance Officer, Treasurer and any Assistant Treasurer are designated as officers of the Fund to make any filings and give any notices required by the Fund by Rule 17g-1 under the Investment Company Act of 1940.

Fidelity Bond Resolutions from the August 2, 2023 Board Meeting on behalf of the Eaton Vance Funds

RESOLVED:	That after due consideration of all relevant factors, including, but not limited to, the value of the aggregate assets of each Fund to which any covered person may have access, the type and terms of the arrangements made with each Fund’s custodian for the custody and safekeeping of such assets, and the nature of the securities held by each Fund, it is determined that the form and amount of the $73,000,000 ICI Mutual Insurance Company Bond (the “Bond”) are reasonable and are approved;

FURTHER
RESOLVED:	That after due consideration of all relevant factors, including, but not limited to, the number of the other parties named as insureds under said Bond, the nature of the business activities of such other parties, the amount of said Bond, the amount of the premium for said Bond, the ratable allocation of the premiums among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, it is determined that the portion of the premium on said Bond to be paid by the Fund is approved;

FURTHER
RESOLVED:	That the Chief Compliance Officer, Treasurer and any Assistant Treasurer are designated as officers of each Fund to make any filings and give any notices required by such Fund by Rule 17g-1 under the Investment Company Act of 1940.